New Skies Satellites logo


                  New Skies Reports First Quarter 2003 Earnings


THE HAGUE, Netherlands, May 7, 2003 - New Skies Satellites N.V. (AEX, NYSE:
NSK), the global satellite communications company, today reported financial results for the three month period ended March 31, 2003. Revenues for the quarter were $52.0 million, EBITDA(1) (earnings before interest, taxes, depreciation and amortization) was $29.0 million, and net income was $3.6 million.

Highlights

     =========================================================================
                                                       3 months ended
                                                           March 31
     US$ millions                                  2003             2002
     (except per share amounts)                   ------------------------
     Revenues                                     $52.0             $51.8
     Net income (loss)                              3.6             (17.0)(2)
     EBITDA                                        29.0              28.6
     EBITDA margin                                  56%               55%
     Basic and diluted earnings per share          0.03             (0.13)(2)
     =========================================================================

---------------
(1) See definition of EBITDA and "Reconciliation of EBITDA to net income" in "Note 1 of Notes to the consolidated quarterly financial statements".
(2) Net loss for the three-month period ended March 31, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the first quarter last year was $6.4 million and the basic and diluted earnings per share was $0.05.


Commenting on the quarter, New Skies CEO Dan Goldberg said:

         "New Skies has delivered yet another solid quarter in terms of revenue, EBITDA and net income results. Revenues and EBITDA are up slightly relative to the same period last year and are up, respectively, 2.3 percent and 4.1 percent over the last quarter. As a result, we have been able to grow our EBITDA margins over the period.

         "The NSS-7 and NSS-6 satellites launched last year allowed us to augment our fleet with new and desirable capacity, and have attracted a number of key customers. Although we expect this capacity to drive our growth and profitability going forward, the addition of these satellites entails higher depreciation costs in comparison to prior periods.

         "We also successfully executed on our share buy back program, acquiring approximately 12 million shares, or 92 percent of the total authorized buy-back program. I am very pleased with the progress we have made to date under the share repurchase program, an initiative that underscores our confidence in the strength of our business, our optimism regarding our prospects going forward, and our unwavering commitment to promote shareholder value."

For the three-month period ended March 31, 2003, New Skies achieved the following financial results:

o Revenues were $52.0 million, representing an increase of $0.2 million as compared to $51.8 million for the same period in 2002.

o Operating expenses, excluding depreciation, decreased by $0.2 million from $23.2 million to $23.0 million for the three-month period ended March 31, 2003. This decrease reflects our success in managing our costs in response to the difficult business climate.

o As a result of the launch of the NSS-7 satellite in April 2002 and NSS-6 satellite in December 2002, we incurred a higher level of depreciation costs in the first quarter 2003.

o Net income for the three-month period ended March 31, 2003 was $3.6 million compared to a net loss of $17.0 million in the same period in the prior year. Net income for the three-month period ended March 31, 2002 included the non-cash impact of the cumulative effect of change in accounting principle of $23.4 million relating to goodwill. Excluding this goodwill charge, net income for the first quarter last year was $6.4 million.

o In the first quarter 2003, EBITDA(3) increased by $0.4 million, or 2 percent, to $29.0 million from $28.6 million achieved for the same period in the prior year.

o Backlog at the end of the first quarter 2003 was $696 million, an increase of $93 million, or 15 percent from $603 million at the end of the first quarter 2002. However, backlog decreased $10 million or 1 percent compared to the end of the previous quarter.

------------
(3) See definition of EBITDA and "Reconciliation of EBITDA to net income (loss)" in "Note 1 of Notes to the consolidated quarterly financial statements".

First quarter operating highlights

o The Maritime Telecommunications Network (MTN), a leader in ship-to-shore communications, signed for capacity on the NSS-5 Pacific Ocean region satellite to allow MTN to link dozens of cruise liners and offshore energy vessels located virtually anywhere throughout the Pacific Ocean with terrestrial communications networks in the United States.

o Brazil's Adventist Television Network joined the NSS-806 video neighborhood in support of their growing global distribution requirements.

o BT Broadcast Services doubled their capacity on the NSS-7 satellite to support the expanding Media Overseas direct-to-home television platform servicing West Africa.

o Additionally, New Skies and Intelsat Global Sales & Marketing, Ltd signed an agreement during the quarter to use their existing orbital and satellite resources at a single orbital location to expand their respective commercial service offerings to the Americas, Europe, Africa and the Middle East.


About New Skies Satellites (AEX, NYSE: NSK)
New Skies Satellites is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations and Internet service providers around the world. New Skies has six satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Hong Kong, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.

Conference call:

CEO Dan Goldberg and CFO Andrew Browne will host a conference call today at 5 p.m. (CET). To listen in please dial +44 20 8240 8240, passcode "New Skies".

The call will also be broadcast live on the New Skies web site at: http://www.newskies.com/ir .


The conference call will be available for replay, 24 hours a day for the subsequent 5 working days. The international dial in number is + 44 (0) 20 8288 4459 and the UK freephone number is 0500 637 880. Passcode: 201652.

If, for any reason, there is a problem with the connection for the call, please dial the alternative number in the listen-only mode: (44) 20 8515 2310, passcode "New Skies".


For more information, please contact:
Elizabeth Hess,
Corporate Communications, New Skies Satellites                +31 70 306 4133
ehess@newskies.com

Boris Djordjevic,
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Frank De Maria, Brunswick (New York)                          +1 212 333 3810
fdemaria@brunswickgroup.com

Pamela Small, Brunswick (London)                              +44 20 7404 5959
psmall@brunswickgroup.com


Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2001. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

New Skies Satellites N.V. and Subsidiaries
Consolidated balance sheets

March 31, 2003 and December 31, 2002
(In thousands of U.S. Dollars, except share data)
----------------------------------------------------------------------------------------------------
                                                                  March 31,        December 31,
                                                                    2003              2002
                                                              ----------------   ----------------
Assets                                                           (unaudited)
Current Assets
Cash and cash equivalents                                      $      3,479        $      8,329
Trade receivables                                                    41,952              39,109
Prepaid expenses and other assets                                     8,544              10,885
                                                               ------------        ------------
Total Current Assets                                                 53,975              58,323

Communications, plant and other property, net                     1,051,089           1,058,119
Deferred tax asset                                                    9,758              10,087
Other assets                                                          1,117               1,226
                                                               ------------        ------------

TOTAL                                                          $  1,115,939        $  1,127,755
                                                               ============        ============

Liabilities and Shareholders' Equity

Current liabilities
Short-term debt                                                $     25,000        $     10,000
Accounts payable and accrued liabilities                             19,215              18,396
Income taxes payable                                                 29,881              29,124
Deferred revenues and other liabilities                               6,100               8,994
Satellite performance incentives                                      6,706               6,218
                                                               ------------        ------------
Total Current Liabilities                                            86,902              72,732

Long Term Liabilities                                                34,746              35,990

Shareholders' Equity
Governance preference shares (227,530,000 shares
    authorized, par value (euro)0.05; none issued)                        -                   -
Cumulative preferred financing shares (22,753,000 shares
    authorized, par value(euro)0.05; none issued)                         -                   -
Ordinary Shares (204,777,000 shares authorized, par value
    (euro)0.05; 130,570,241 shares issued)                            6,026               6,026
Additional paid-in capital                                          977,400             977,506
Retained earnings                                                    59,598              56,019
Unearned compensation                                                 (511)               (685)
Accumulated other comprehensive loss                                  (221)               (492)
Treasury stock, at cost (11,964,496 and 5,194,030
    ordinary shares, respectively)                                  (48,001)            (19,341)
                                                               ------------        ------------
Total Shareholders' Equity                                          994,291           1,019,033
                                                               ------------        ------------

TOTAL                                                          $  1,115,939        $  1,127,755
                                                               ============        ============

New Skies Satellites N.V. and Subsidiaries
Consolidated statements of income

Three-month period ended March 31, 2003 and 2002 (Unaudited)
(In thousands of U.S. dollars, except share data)

                                                                   Three-month period ended
                                                                           March 31
                                                                   2003               2002
                                                                   ----               ----
Revenues                                                      $      52,011       $      51,793
                                                              -------------       -------------
Operating expenses:
Cost of operations                                                   12,580              12,989
Selling, general and administrative                                  10,434              10,239
Depreciation                                                         22,925              18,652
                                                              -------------       -------------
Total Operating Expenses                                             45,939              41,880

                                                              -------------       -------------
Operating Income                                                      6,072               9,913

Interest expense (income) and other, net                                480                (106)
                                                              -------------       -------------
Income Before Income Tax Expense                                      5,592              10,019

Income tax expense                                                   (2,013)             (3,607)
                                                              -------------       -------------
Income Before Cumulative Effect of Change in
   Accounting Principle                                               3,579               6,412
Cumulative effect of change in accounting principle,
     relating to goodwill, net of taxes (4)                               -             (23,375)
                                                              -------------       -------------
Net Income (Loss)                                             $       3,579       $     (16,963)
                                                              =============       =============

Basic and Diluted Earnings Per Share:
Income Before Cumulative Effect of Change in
   Accounting Principle                                       $        0.03       $        0.05
Cumulative effect of change in accounting principle                       -               (0.18)
                                                              -------------       -------------
Basic and Diluted Earnings Per Share                          $        0.03       $       (0.13)
                                                              =============       =============


---------------------
(4) See Note 2 of "Notes to the consolidated quarterly financial statements".

New Skies Satellites N.V. and subsidiaries
Consolidated statements of cash flows

Three-month period ended March 31, 2003 and 2002 (unaudited)
(In thousands of U.S. Dollars)
--------------------------------------------------------------------------------------------------

                                                                   Three-month period ended
                                                                           March 31
                                                                   2003               2002
                                                                   ----               ----
  Cash flows from operating activities:
  Net income (loss)                                           $       3,579       $     (16,963)

  Adjustments for non-cash items:
     Depreciation                                                    22,925              18,652
     Cumulative effect of change in accounting principle                  -              23,375
     Deferred taxes                                                     329                 328
     Amortization of unearned stock compensation                        358                 128

  Changes in operating assets and liabilities:
     Trade receivables                                               (2,816)                769
     Prepaid expenses and other assets                                2,356               1,580
     Accounts payable and accrued liabilities                           713                 968
     Income taxes payable                                               776               3,120
     Other liabilities                                               (3,059)              4,996
                                                              -------------       -------------
  Net Cash Provided By Operating Activities                          25,161              36,953
                                                              -------------       -------------
  Cash flows from investing activities:
     Payments for communication, plant and other
       property                                                     (15,434)           (101,286)
                                                              -------------       -------------
  Net Cash Used In Investing Activities                             (15,434)           (101,286)
                                                              -------------       -------------
  Cash flows from financing activities:
     Short-term borrowings                                           15,000                  -
     Treasury stock acquired                                        (28,950)                 -
     Satellite performance incentives and other                        (523)                (82)
                                                              -------------       -------------
  Net Cash Used In Financing Activities                             (14,473)                (82)
                                                              -------------       -------------

  Effect of exchange rate differences                                  (104)                 60
                                                              -------------       -------------

  Net change in cash and cash equivalents                            (4,850)            (64,355)
  Cash and cash equivalents, beginning of period                      8,329             138,268
                                                              -------------       -------------
  Cash and cash equivalents, end of period                    $       3,479       $      73,913
                                                              =============       =============

Cash payments for interest (net of amounts capitalized) were nil for the three-month periods ended March 31, 2003 and 2002. Income taxes paid amounted to $1.0 million and $0.2 million for the three-month periods ended March 31, 2003 and 2002, respectively.

New Skies Satellites N.V. and subsidiaries
Notes to the consolidated quarterly financial statements

Three-month period ended March 31, 2003 and 2002 (unaudited)

(1) Reconciliation of EBITDA to net income (loss)

    New Skies believes earnings before interest, taxes, depreciation and amortization (EBITDA) is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. EBITDA is not presented as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles in the U.S. EBITDA as presented herein may not be comparable to similarly titled measures reported by other companies. EBITDA is reconciled to net income (loss) as follows:

      (in thousands of U.S. dollars)                       Q1 2003     Q1 2002
                                                          ---------   ---------

      Net income (loss)                                   $   3,579   $ (16,963)
      Cumulative effect of change in accounting principle         -      23,375
      Income tax expense                                      2,013       3,607
      Interest expense (income) and other, net                  480        (106)
      Depreciation and amortization                          22,925      18,652
                                                          ---------   ---------
      EBITDA                                              $  28,997   $  28,565
                                                          =========   =========


(2)  Cumulative effect of change in accounting principle
     The Company adopted the new accounting standard, SFAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002, which resulted in a one-time non-cash write-down of $23.4 million of goodwill relating to the acquisition of NSN Pty Ltd in Australia in March 2000.

(3)  Stock based compensation
     Effective January 1, 2003, New Skies adopted the fair value based method of accounting for stock compensation under SFAS 123, Accounting for Stock-Based Compensation, transitioning via the prospective method. The following table illustrates the effect on net income and earnings per share if New Skies had applied the fair value recognition provisions of SFAS 123 for all stock-based compensation awards.

      (in thousands of U.S. dollars, except
      earnings per share data)                             Q1 2003    Q1 2002
                                                          ---------  ---------

      Net income (loss), as reported                      $   3,579  $ (16,963)
      Add: Stock-based employee compensation expense
         included in reported net income, net of taxes          242        116
      Less: Total stock-based employee compensation
         expense determined under fair value based method
         for all awards, net of taxes                        (1,362)    (1,279)
                                                          ---------  ---------
      Pro forma net income (loss)                         $   2,459  $ (18,126)
                                                          =========  =========
      Earnings per share:
         Basic and diluted, as reported                   $    0.03  $   (0.13)
         Basic and diluted, pro forma                          0.02      (0.14)